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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
       PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1


                            HARKEN ENERGY CORPORATION
                                (NAME OF ISSUER)


                            HARKEN ENERGY CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                      5% SENIOR CONVERTIBLE NOTES DUE 2003
                         (TITLE OF CLASS OF SECURITIES)

                                 NOT APPLICABLE
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                LARRY E. CUMMINGS
                       VICE PRESIDENT AND GENERAL COUNSEL
                            HARKEN ENERGY CORPORATION
                         16285 PARK TEN PLACE, SUITE 600
                              HOUSTON, TEXAS 77084
                                 (281) 717-1300

                                 WITH A COPY TO:
                                 BILL GREENHILL
                              HAYNES AND BOONE, LLP
                                 201 MAIN STREET
                                   SUITE 2200
                             FORT WORTH, TEXAS 76102
                                 (817) 347-6602
          (NAME, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                               NOVEMBER 25, 1999
                       (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

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         This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 (the "Statement") dated November 25, 1999, relating to the offer by Harken Energy Corporation, a Delaware corporation (the "Company"), to exchange up to the maximum amount set forth below each $10,000 principal amount of its 5% Senior Convertible Notes Due May 26, 2003 (the "Notes") for either (i) 4,000 shares of its Common Stock (the "Common Stock"), $0.01 par value per share (the "Common Stock Consideration"), or (ii) 1,000 shares of its Series G Convertible Preferred Stock (the "Preferred Stock"), $1.00 par value per share (the "Preferred Stock Consideration" and, together with the Common Stock Consideration, the "Exchange Consideration"), at the election of the holder of the Notes. The Company offered to issue in the exchange up to (i) 6,000,000 shares of Common Stock and (ii) 2,700,000 shares of Preferred Stock in connection with the Exchange Offer; however, the Company could have elected, in its sole discretion, to (a) increase the aggregate amount of the Common Stock to be issued in this exchange up to 10,000,000 shares (the "Common Stock Election") and/or (b) increase the aggregate amount of Preferred Stock to be issued in this exchange up to 4,500,000 shares (the "Preferred Stock Election" and, together with the Common Stock Election, the "Elections"). The terms of the exchange offer were upon the terms and subject to the conditions set forth in the Offering Circular dated November 25, 1999 and the related Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1) and
(a)(2), respectively. The Statement is hereby amended and supplemented to incorporate the information included herein and in the exhibit referred to below.


ITEM 8.  ADDITIONAL INFORMATION

         On December 10, 1999, in accordance with the terms of the Exchange Offer, the Company elected to withdraw the Exchange Offer and will not acquire any Notes tendered for exchange pursuant to the Exchange Offer.

         The full text of a press release, dated December 10, 1999, issued by the Company with respect to the termination of the Exchange Offer is filed herewith at Exhibit (a)(4) and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

99(a)(4)  --     Press release issued December 10, 1999.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 1999                              HARKEN ENERGY CORPORATION
     --------------------------


                                                     By: /s/ LARRY E. CUMMINGS
                                                         -----------------------
                                                         Name: Larry E. Cummings
                                                         Title: Vice President
                                                                  and Secretary


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                                  EXHIBIT INDEX

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EXHIBIT
NUMBER             EXHIBIT NAME
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

99(a)(4)  --     Press release issued December 10, 1999.

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